SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1 March 2007, for the month of February, 2007
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F :    ☑      Form 40-F :    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes :   ☐           No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

08.02.07 10:28 Marked=OB TEL   DTAC RESULTS TODAY    andre børsmeldinger

Telenor`s subsidiary in Thailand, DTAC, has reported their fourth quarter 2006 figures to the Singapore Stock Exchange today. The reported figures in NOK mill. are as follows:
- Revenues: 2,158
- EBITDA: 795
- EBIT: 410
- CAPEX: 737
Total number of subscribers: 11.869 million
14.02.07 10:21 Marked=OB TEL   DIGI RESULTS TODAY    andre børsmeldinger

Telenor`s subsidiary in Malaysia, DiGi, has reported their fourth quarter 2006 figures to the Singapore Stock Exchange today. The reported figures in NOK mill. are as follows:
- Revenues: 1,699
- EBITDA: 824
- EBIT: 497
- CAPEX: 513
Total number of subscriptions: 5.312 million
15.02.07 07:36 Marked=OB TELENOR ASA FOURTH QUARTER 2006 RESULTS    delårsresultat

Compared to 2005, Telenor`s revenues increased by 37 per cent in 2006, to NOK 91.1 billion. Profit after taxes and minority interests more than doubled compared to 2005, reaching NOK 15.9 billion. In the fourth quarter of 2006, revenues increased by 30 per cent compared to the same period last year, reaching NOK 24.5 billion. The EBITDA margin in the fourth quarter of 2006 was 33.4 per cent, compared to 34.9 per cent in the fourth quarter of 2005.
HIGHLIGHTS FOURTH QUARTER 2006:
Revenue growth of 30% — underlying growth of 11% 10 million new mobile subscriptions EBITDA margin of 33% Proposed dividend per share of NOK 2.50 for 2006

OUTLOOK FOR 2007
Based upon the current group structure: In 2007 we expect a growth in reported revenues of between 15% and 20%. The EBITDA margin before other income and expenses is expected to be around 35%. We expect capital expenditure as a proportion of revenues to be around 20% in 2007, mainly driven by high subscription growth within our mobile operations in emerging markets. The effects from the introduction of an interconnect regime in Thailand, both when it comes to timing as well as magnitude, represents the main uncertain factor related to Telenor`s outlook for 2007. A growing share of Telenor`s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
KYIVSTAR FIGURES BASED ON ESTIMATES
There are litigation and arbitration proceedings pending in New York involving Kyivstar`s shareholders relating to Kyivstar`s shareholders agreement. Further proceedings have recently been brought in Ukrainian courts by Storm LLC (43.5% shareholder in Kyivstar) and a related party challenging the authority of the company to appoint auditors. An injunction from Krasnolutsk City Court of Lugansk Region has been issued that, among other things, purports to prohibit Kyivstar`s management from providing financial information to Kyivstar`s international auditors, the company`s shareholders, including Telenor, from using financial information already provided by Kyivstar and Kyivstar and Telenor`s auditors from carrying out any audit work in relation to Kyivstar`s year-end IFRS financial statements. Telenor is contesting these actions. As a result of not having the ability to obtain relevant financial information from Kyivstar, the information contained in Telenor`s fourth quarter results relating to Kyivstar is based on estimated figures. Actual results could differ from these estimates.
15.02.07 09:39 Marked=OB TEL   PRESENTATION MATERIAL    presentasjonsmateriale 771K

Attached is the presentation material
27.02.07 07:41 Marked=OB TEL   SHARE BUY BACK IN RELATION WITH OPTION EXERCISE    meldepliktig handel

In connection with Telenor`s share option programs, options have been exercised as follows:
Program/Exercised options/Strike price
February 2002/73,000/39.35
2003/61,666/26.44
2004/36,667/48.36
Telenor will provide the shares to the persons who have exercised options. Telenor purchased 171,333 shares yesterday to an average share price of NOK 117.6956. Telenor has no treasury shares after this.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: /s/ Trond Westlie

Name: Trond Westlie
(sign.)
Title:	CFO
Date: 1 March, 2007